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                                                                    EXHIBIT 99.1
                        SAFE HARBOR COMPLIANCE STATEMENT
                                      FOR
                           FORWARD-LOOKING STATEMENTS

     CytRx Corporation ("CytRx") intends to qualify both its written and oral forward-looking statements for protection under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and any other similar safe harbor provisions.

     Generally, forward-looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. All forward-looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, investors are urged not to place undue reliance on written or oral forward-looking statements of CytRx. CytRx undertakes no obligation to update or revise this Safe Harbor Compliance Statement for Forward-Looking Statements to reflect future developments. In addition, CytRx undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

     CytRx provides the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward-looking statements for the safe harbor protection of the Securities Act of 1933 and the Securities Exchange Act of 1934 and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the disclosures contained in the Annual Report on Form 10-K to which this statement is appended as an exhibit and also include the following:

WE MAY NOT HAVE ADEQUATE FUNDS TO CONTINUE PRODUCT TESTING AND RESEARCH AND DEVELOPMENT

     On December 31, 1998, we had approximately $8,850,000 in cash and cash equivalents and $6,400,000 in short-term investments. We believe that our current funds will satisfy our projected liquidity and working capital needs through the first quarter of 2000. However, we may not have adequate funds to conduct the required testing and data collection for the FDA to approve FLOCOR or any of our other products. If we have insufficient funds, we will have to either:

      1. severely reduce or terminate testing and research and development activities with respect to some or all of our products; or

      2. obtain additional financing from third parties to fund the required testing.

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     Our reduction in, or termination of, testing and research and development activities could have a material adverse impact on our business and future results of operations. If we elect to attempt to obtain additional financing, we may be unable to obtain funds from any third party or to obtain such financing on terms that we believe are acceptable. Our inability to obtain additional financing could have a material adverse effect on our business and future results of operations. See "We Will Require Additional Financing."

WE HAVE NO SIGNIFICANT SOURCE OF REVENUE FROM OUR OPERATIONS

     We will require substantial funds to complete

     -    research and development activities,

     -    preclinical studies and testing activities, and

     -    required data collection and other activities required for FDA review.

We currently have no significant source of operating revenue. Our inability to generate revenues in amounts adequate to satisfy our operating needs may have a material adverse effect on our business and may cause us to depend on raising funds by borrowing from third parties or by entering into collaborative relationships with third parties. See "We Will Require Additional Financing."

     During the first half of 1998, we sold substantially all of the assets of two of our operating subsidiaries to raise capital, which we plan to use for funding the clinical trials and continued research and development for FLOCOR and our other pharmaceutical products. Those two subsidiaries accounted for substantially all of our operating revenues for 1997.

     Our total revenues for 1998 were approximately $2.6 million. Approximately 47% of our 1998 revenues or $1.2 million consisted of non-operating revenue such as interest income and grants from government agencies. Approximately 32% of our 1998 revenues or $830,000 was derived from selling our services and products (mainly consisting of TiterMax).

     If the FDA does not approve the commercialization of FLOCOR or one of our other pharmaceutical products, we may not be able to generate significant revenues for an extended period of time, which would have a material adverse effect on our business, financial condition and future results of operations.

WE HAVE OPERATED AT A LOSS FOR OVER FIVE YEARS AND WILL PROBABLY CONTINUE TO OPERATE AT A LOSS FOR SOME TIME


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     We have incurred significant net losses for each of the last five years.
Our inability to operate at a profit in the future could have a material adverse effect on our business and financial condition. Since our inception, we have primarily conducted research and development of our products. The costs of our research and development and our lack of operating revenues has resulted in our net losses. We will continue to incur substantial additional losses in the near future because we are continuing to conduct research and development of our products while we continue to fail to generate any significant revenues.

     We will probably incur losses until one or more of our products is approved by the FDA and that product has achieved significant sustained commercial sales. The activities required for the FDA review process of a new pharmaceutical are extremely costly and usually take several years. See "We May Incur Substantial Unanticipated Costs If We Have Significant Delays in the Regulatory Approval of Our Products." Also, we may never obtain FDA approval of any of our products currently under development.

WE WILL REQUIRE ADDITIONAL FINANCING

     We believe that are current funds are adequate to satisfy our projected liquidity and working capital needs until the first quarter of 2000. However, we believe that we do not have enough funds (1) to complete the required testing and data collections necessary to obtain regulatory approval of FLOCOR or any of our other products currently under development or (2) to manufacture, market, and distribute any of our products, if we obtain FDA approval with respect to that product. The initiation of the Phase III clinical trials for FLOCOR and the related activities in preparation for its commercialization has greatly increased our need for capital.

     We may have to raise additional funds through an equity or debt offering, a third party loan, or a third party collaborative arrangement. We may be unable to obtain any financing when we need it or on terms that we believe to be acceptable. Our inability to raise the required additional financing when we need it could have a material adverse effect on our business and financial condition, and could result in the termination of our operations.

     In addition, if we are able to obtain financing when we require it, such financing may be on terms which may result in dilution to our then-existing stockholders.

WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE OUR PRODUCTS

     Our overall success substantially depends on our ability to successfully develop and commercialize our products. Our inability to successfully develop and commercialize our products could have a material adverse effect on our business, financial condition and future results of operations.

     Our products are in various stages of development and significant amounts of time and money will be required to develop and commercialize them. Cost overruns

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caused by unanticipated regulatory delays or unexpected adverse side effects could end or substantially delay our development efforts. We also may be unable to obtain FDA approval of those products, if we are unable to prove to the FDA that those products are safe and effective.

     Even if we are able to obtain FDA approval of one or more of our products, we may not have adequate financial or other resources, or the expertise to successfully commercialize, market and distribute those products. If we do not have adequate resources or the expertise to successfully commercialize our products, we may rely on third parties to provide financial or other resources to help us commercialize those products or we may have such third parties market and distribute our products for us. In order to enter into any such arrangements with a third party, we may have to give up some or all of our rights to some of our products. Also, we may be unable to find a third party willing to provide us with resources or to market and distribute our products. Even if we find a willing third party, we may not be able to reach an agreement on terms that we believe are acceptable. Our inability to successfully commercialize our products, alone or with the assistance of third parties, may have a material adverse effect on our business, financial condition and future results of operations.

WE MAY INCUR SUBSTANTIAL UNANTICIPATED COSTS IF WE HAVE SIGNIFICANT DELAYS IN THE REGULATORY APPROVAL OF OUR PRODUCTS

     Our products are subject to extensive regulation by federal, state and local governments in the United States, including the FDA, and similar agencies in other countries where we test and intend to market our current and future products. Regulatory approval of a product can take several years and requires the expenditure of substantial resources. If we experience significant delays in the regulatory approval process of our products, we may incur substantial unanticipated additional costs. Because we generate insignificant revenues from operations and we have limited funds, if we incur substantial unanticipated costs, we may have to seek additional financing earlier than we had anticipated. At that time, we may be unable to obtain additional financing or financing on terms that we believe are acceptable. Our inability to obtain additional financing to complete the regulatory approval process could have a material adverse effect on our business, financial condition and our ability to continue to operate.

WE MAY BE UNABLE TO SUCCESSFULLY COMPETE AGAINST OTHER PHARMACEUTICAL AND BIOTECHNOLOGY COMPANIES

     Our competitors mainly consist of pharmaceutical and biotechnology companies. Many of those companies have advantages over us, including the following:

      - substantially greater financial resources and research and development staffs,

      -    substantially superior facilities,

      - more extensive experience regarding FDA and other regulatory processes,


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      -    greater manufacturing and marketing expertise, and

      - alliances with major pharmaceutical companies that may afford greater resources and other advantages.

If our competitors develop better products than us; or if they develop their products and obtain regulatory approval faster than us; or if they more successfully manufacture, market and distribute their products than us, then that could have a material adverse effect on our business and future results of operations.

WE MAY BE UNABLE TO ESTABLISH AND MAINTAIN NECESSARY RELATIONSHIPS WITH THIRD PARTIES

     We may have to rely on third parties to enable us to offer our products to a larger customer base than we could otherwise reach through direct marketing efforts. Consequently, our success will depend in part on our ability to enter into relationships with strategic partners and the performance of those partners. We may be unable to find third parties willing to enter into a relationship with us or to enter a relationship on terms that are acceptable to us. Also, we may be unable to maintain any relationships once we have formed them. Our inability to establish and maintain such third party relationships or the unsuccessful performance of one or more of our strategic partners could have a material adverse effect on our business, financial condition and future results of operations. If we are unable to establish and maintain third party relationships, or if such third parties are unsuccessful, we may have to establish our own marketing and distribution channels for our products. We may not have the available financial or other resources at such time to establish our own marketing or distribution channels. Our inability to develop our own marketing and distribution channels in such case could have a material adverse effect on our business and financial condition, and could result in the termination of our operations.

WE DEPEND ON CERTAIN SUPPLIERS FOR AN ADEQUATE SUPPLY OF MATERIALS

     We require three suppliers of materials or services to manufacture FLOCOR. These consist of a supplier of the raw drug substance, a supplier of the purified drug which is refined from the raw drug and a manufacturer who can formulate and sterile fill the purified drug substance into the finished drug product. Our inability to maintain relationships with those suppliers could result in (1) lengthy delays in the FDA and other regulatory agencies approval processes, causing us to incur substantial unanticipated costs or (2) our inability to produce, market and distribute our product. Such delays or inability could have a material adverse effect on our business, financial condition and future results of operation.

     We have not entered into an agreement with any supplier for the raw drug substance because we believe that it is widely available.

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     We have entered into an agreement with a French company to obtain the purified drug substance for use in clinical trials and we are negotiating with another supplier for a commercial supply contract. If our current supply is inadequate to complete the FDA approval process, we may be unable to obtain the necessary additional purified drug substance or to obtain it on terms acceptable to us.

     We have also entered into an agreement with the Hospital Products Division of Abbott Laboratories for the manufacture of our finished drug product. Our inability to maintain such relationship on terms acceptable to us or to replace such supplier if it fails to adequately perform could have a material adverse effect on our business, financial condition and future results of operations.

WE DEPEND ON CERTAIN MEMBERS OF MANAGEMENT FOR FUTURE SUCCESS

     We depend to a significant extent on the members of the management staff, particularly Jack J. Luchese, for our future success. We may be unable to retain his services or the services of such members of management, or to replace them with qualified skilled individuals. Our loss of the services of Mr. Luchese or any of the other members of management could have a material adverse effect on our business and future results of operations. We have an employment agreement with Mr. Luchese, however, we would be unable to prevent him from terminating his employment with us. Also, we carry no key man life insurance on the life of Mr. Luchese or any other member of the management team.

WE MAY INCUR SUBSTANTIAL COSTS AND LIABILITY FROM PRODUCT LIABILITY CLAIMS

     We may be exposed to claims for person injury resulting from allegedly defective products. Even if the commercialization of one or more of our products is approved by the FDA, users may claim that such product caused unintended adverse effects. We currently carry product liability insurance covering the use of our products in human clinical trials and may extend that coverage to third parties who collaborate with us on the development of our products. However, if a claim is successfully asserted against us and the amount of such claims exceeds our policy limits or is not covered by our policy, such successful claim may have a material adverse effect on our business.

     Even if claims asserted against us are unsuccessful, they may divert management's attention from our operations and we may have to incur substantial costs to defend such claims. If a significant number of claims are asserted against us, regardless of whether they are successful, they may have a material adverse effect on our operations and business.

WE DEPEND ON OUR PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS FOR OUR FUTURE SUCCESS


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     Our future success, if any, will depend in a substantial part, on our ability to protect our products by obtaining patents covering them in the United States and other countries. If we are unable to obtain patents covering our products, other companies may develop, manufacture, market and distribute products similar to or the same as our products. Our inability to obtain patents in each country in which we intend to market our products or our inability to successfully challenge third party infringement of our patent claims could have a material adverse effect on our business and future results of operations.

     Third parties may challenge the validity of our patents through challenges filed with the United States Patent and Trademark Office and its foreign equivalents or through lawsuits. Third parties may also claim that our products infringe their rights under their patents. If a third party successfully asserts an infringement claim against us, we may be prevented from practicing the subject matter claimed in such third party's patents or we could be required to obtain licenses or redesign our products to avoid infringement. If any of our patents are successfully challenged, or any of our products are determined to infringe on the rights of others, we may incur substantial additional costs which may have a material adverse effect on our business, financial condition and future results of operations.

     In addition, we depend on our trade secrets, proprietary know-how and continuing technological innovation, which we seek to protect with confidentiality agreements with our employees, consultants and collaborators. However, we may be unable to prevent an employee, consultant or collaborator from disclosing trade secrets, know-how or other information. If we are unable to prevent such disclosure, we may have a cause of action against the disclosing party for only monetary damages, which may not be an adequate remedy compared to the harm we may have suffered from the disclosure. Our inability to adequately protect our proprietary information and trade secrets could have a material adverse effect on our business, financial condition and future results of operations.

WE MAY BE UNABLE TO SUCCESSFULLY MARKET OUR PRODUCTS IF THEIR COSTS ARE NOT ADEQUATELY REIMBURSED BY GOVERNMENT AND THIRD PARTY PAYORS

     The success of each of our products will depend in part upon the extent to which a consumer will be able to obtain reimbursement for the cost of such product from government health administration authorities, private health insurers and other organizations. We are uncertain as to the reimbursement status of any of our products that we are currently developing. Government and other third party payors are increasingly attempting to decrease health care costs by refusing to provide coverage for products that have not been approved by the FDA, and by limiting the coverage and reimbursement levels for new products approved by the FDA. If the government and other third party payors do not adequately cover our products, the market may not accept our products. The lack of market acceptance could have a material adverse effect on our business, financial condition and future results of operations. We have initiated discussions with consultants and other advisors who will help us to develop a strategy for seeking adequate reimbursement from the government and other third party payors for

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However, we will be unable to finalize our strategy until we have obtained all of the required regulatory approvals for Flocor and established its market price.

GOVERNMENT PRICING REGULATION MAY REDUCE OUR FUTURE REVENUES AND PROFITABILITY

     Our future revenues and profitability may be affected by the continuing efforts of governments to decrease or contain the costs of health care through the regulation of the pricing and profitability of pharmaceutical products. We are unable to predict whether any federal, state, local or foreign governments will adopt such regulations. However, if such regulations are adopted, they could have a material adverse effect on our business and future results of operations.

WE MAY INCUR SUBSTANTIAL COSTS AND LIABILITY UNDER ENVIRONMENTAL AND HAZARDOUS MATERIALS LAWS

     Our research and development activities involve the use of hazardous materials, which are subject to federal, state and local laws regarding the use, manufacture, storage, handling and disposal of such materials. Although we believe that we comply with applicable environmental laws and regulations, we are unable to completely eliminate the risk of accidental contamination or injury from our hazardous materials and other waste products. If an accident or injury were to occur, we could be liable for any damages that result and any such liability could exceed our resources, which could have a material adverse effect on our business.

     In addition, we may have to incur substantial costs to comply with environmental laws and regulations in the future which could also have a material adverse effect on our business and future results of operations.

WE MAY EXPERIENCE VOLATILITY IN OUR STOCK PRICE

     The market price of our common stock may experience significant volatility from time to time. Such volatility may be affected by factors such as:

     -    our quarterly operating results;

     - announcements of regulatory developments, technological innovations or new therapeutic products;

     -    developments in patent or other proprietary rights; and

     -    public concern regarding the safety of our products.

Other factors which may affect our stock price is general changes in the economy, financial markets or the pharmaceutical or biotechnology industries.

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OUR ANTI-TAKEOVER PROVISIONS MAY LIMIT STOCKHOLDER VALUE

     We have provisions in our bylaws and in our shareholder protection rights agreement that may discourage or prevent a person or group from acquiring us without our board of directors' approval. A stockholder may not receive as much in exchange for their shares of common stock as they could without these provisions. The following is a description of these provisions which may reduce the market value of our shares of common stock.

     We have a classified board of directors, which requires that at least two stockholder meetings, instead of one, will be required to effect a change in the majority control of our board of directors. This provision applies to every election of directors, not just an election occurring after a change in control. The classification of our board increases the amount of time it takes to change majority control of our board of directors and may cause our potential purchasers to lose interest in the potential purchase of us, regardless of whether our purchase would be beneficial to us and our stockholders.

     Our bylaws provide that directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the outstanding shares of our capital stock then entitled to vote at an election of directors. This provision prevents stockholders from removing any incumbent director without cause.

     Our bylaws also provide that a stockholder must give us at least 120 days notice of a proposal or director nomination that such stockholder desires to present at any annual meeting or special meeting of stockholders. Such provision prevents a stockholder from making a proposal or director nomination at a stockholder meeting without us having advance notice of that proposal or director nomination. This could make a change in control more difficult by providing our directors with more time to prepare an opposition to a proposed change in control.

     Under our shareholder protection rights agreement, on May 15, 1997, we distributed one preferred stock purchase right for each then-outstanding share of our common stock. Each right entitles registered holders to purchase one ten-thousandth of a share of our Series A Junior Participating Preferred Stock at an initial purchase price of $30 per share, subject to adjustment. Our preferred stock purchase rights are exercisable only if a person or group (1) announces that they have acquired beneficial ownership of 15% or more of our common stock, or (2) commences a tender offer for 15% or more of our common stock. If a person or group announces that they had acquired 15% or more of our common stock, or commences a tender offer for 15% or more of our common stock, then, after ten days, each right not owned by the person or group which acquired 15% or more of our common stock or who commenced a tender offer for 15% or more of our stock entitles its holder to purchase at the purchase price the number of shares of common stock having a market value equal to twice the purchase price. We may exchange or terminate the preferred stock purchase rights at any time before they become exercisable.

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     The preferred stock purchase rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors, which encourages persons who seek to acquire us to initiate such an acquisition through negotiations with our board of directors. This could discourage any potential acquiror of us and could result in the lower prices of our common stock than may occur during a hostile acquisition attempt.



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